Filed by FS Development Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FS Development Corp. II

Commission File No. 001-40067

Date: September 1, 2021

The following article from Drug Discovery & Development was published on September 1, 2021 and can be found at https://www.drugdiscoverytrends.com/an-inside-look-at-pardes-biosciences-oral-coronavirus-protease-inhibitor/:

An inside look at Pardes Biosciences’ oral coronavirus protease inhibitor

By Brian Buntz	September 1, 2021

Two months after exiting stealth mode via a SPAC merger, the early-stage biopharma Pardes Biosciences (Palo Alto, California) has launched a first-in-human trial for its investigational COVID-19 pill PBI-0451.

The origins of the company stretch back to the early days of the pandemic, said Dr. Uri Lopatin, CEO and co-founder of the company.

A visiting partner at the startup accelerator Y Combinator, Lopatin discussed the novel coronavirus with Lee Arnold, a Ph.D. chemist and former chief scientific officer of Assembly Biosciences, which Lopatin had also co-founded.

Lee remarked that the novel coronavirus bore a resemblance to SARS and MERS.

In particular, the SARS-CoV-2 main protease resembled those from other beta coronaviruses, which is one of four groupings of such spike-crowned viruses.

Standing on the shoulders of giants

Lee recalled that scientists had worked diligently on protease inhibitors targeting SARS and MERS. That work was now in the public domain.

That earlier research could provide fodder for the rapid development of an oral SARS-CoV-2 antiviral given evolutions in chemistry and the development of cloud computing and video conferencing.

“I don’t think we would have been able to start this company 20 years ago,” Lopatin said.

Lee and Lopatin officially founded Pardes on February 29, 2020. “We founded the company online because you didn’t have to go to offices these days,” Lopatin said.

“We started work on the chemistry remotely with contract research organizations, again, something which can be done today because of the proliferation of work that can be outsourced to top-tier places around the world,” he added.

The company filed its first patents soon afterward, using prior research as inspiration.

“All chemistry is the art of standing on the shoulders of giants,” Lopatin said.

The promise of oral antivirals

Some of the first therapies to win emergency use authorization were antivirals such as Remdesivir from Gilead Sciences and antiviral monoclonal antibodies such as REGN-COV2 from Regeneron. Initially indicated as intravenous therapies, REGN-COV2 is now available via subcutaneous injection.

“What the world needs are things that you can make and deliver as a pill,” Lopatin said. “When you think about what will end the pandemic, it’s being able to have something dropped in your mailbox in a couple of hours that keeps you from getting sick or helps you get better without your having to go into the hospital where all the other sick people are.”

‘Pearls on a string’

When a coronavirus invades a cell, it injects RNA containing the coding instructions for making new viruses. The RNA from the SARS-CoV-2 virus encodes a large protein known as a polyprotein. The virus then uses the enzyme protease to catalyze the breakdown of the polyprotein. The protease cleaves the polyprotein into 16 nonstructural proteins, which can then mature into the viral replication machinery to make new viruses.

“You can think of it like pearls on a string,” Lopatin said, referring to the polyprotein.

The virus uses an enzyme known as protease to catalyze the breakdown of the polyprotein into polypeptides or amino acids.

Lopatin compares the protease enzyme to ’scissors.’ One of the viral ’scissors’ is called the ‘main protease’ because it is responsible for the majority of cuts, or, more formally, cleavage. “And that particular pair of scissors is what we break,” Lopatin noted.

“In an ideal world, you break the virus early on, so it cannot replicate and infect new cells, and the cell takes out the trash,” Lopatin said. “It turns out cells are good at doing that.”

A few other companies, including Merck and its partner Ridgeback Biotherapeutics, Pfizer and Shionogi are also working on oral antivirals.

A new potential weapon in the pandemic

“In the best of all possible worlds, assuming [PBI-0451] is safe and effective, all of which we have to prove, the world going forward in 2022 is very different from the world looking backward,” Lopatin said.

Antivirals could potentially not just help recently infected people get well faster, but they could also be used prophylactically if regulators authorize that use. “If you were in the same room [as someone who was infected], or on the same plane, the same elevator, or if it’s your child, parent or first-degree contacts, we could imagine an indication to treat people preventatively to keep them from getting sick,” Lopatin predicted. “As diagnostics become commodities, we could also imagine people getting treated as soon as they turn positive.”

Assuming its Phase 1 trial is successful, the company plans to test in a Phase 2/3 trial if PBI-0451 can be used therapeutically and preventatively.

Filed Under: clinical trials, Drug Discovery, Infectious Disease

Tagged With: Pardes Biosciences, PBI-0451, SARS-CoV-2, Uri Lopatin

About Pardes Biosciences

Pardes Biosciences is a clinical-stage biopharmaceutical company committed to solving some of the world’s most pressing public health challenges. Pardes leverages structure-based drug design and a tunable, reversible covalent chemistry platform for novel drug discovery. The company’s lead product candidate, PBI-0451, is being developed as a potential direct-acting, oral antiviral drug to treat and prevent SARS-CoV-2 infections. PBI-0451 is designed to inhibit the coronavirus main protease, an essential protein for SARS-CoV-2 replication. This protease is highly similar across all coronaviruses, including known and emerging coronavirus variants. Pardes Biosciences is headquartered in Carlsbad CA. For more information, visit www.pardesbio.com.

Additional Information and Where to Find It

On June 29, 2021, Pardes entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with FS Development Corp. II (Nasdaq: FSII), a special purpose acquisition company sponsored by Foresite Capital.

In connection with the Merger Agreement, FS Development Corp. II has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a description of the terms of the business and includes a prospectus with respect to the combined company’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of FS Development Corp. II to vote on the business combination. Before making a voting decision, investors, shareholders and other interested persons of FS Development Corp. II are urged to read, the preliminary proxy statement/ prospectus as well as other documents filed with the SEC because these documents will contain important information about FS Development Corp. II, Pardes and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of FS Development Corp. II as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Form S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: FS Development Corp. II, Attn: Secretary, 900 Larkspur Landing Circle, Suite 150, Larkspur, California 94939. The preliminary and definitive proxy statement/prospectus included in the registration statement, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

FS Development Corp. II and Pardes and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed business combination under the rules of the SEC. Information about the directors and executive officers of FS Development Corp. II is set forth in the filed registration statement on Form S-4 containing the proxy statement/prospectus for the proposed business combination, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: FS Development Corp. II, Attn: Secretary, 900 Larkspur Landing Circle, Suite 150, Larkspur, California 94939.

Forward-Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this communication, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this communication include, but are not limited to, statements regarding the advancement of our product candidate, PBI-0451, as well as statements about the potential attributes and benefits of Pardes’ product candidate, the format and timing of Pardes’ product development activities and clinical trials, the timing on the disclosure of clinical data and whether clinical trials will replicate the results from preclinical studies and the ability to develop other drug product candidates for other diseases using our platform. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to complete the business combination, the occurrence of any event that could give rise to the termination of the Merger Agreement, the ability to recognize the anticipated benefits of the business combination, development of competing therapeutic treatments for COVID-19 on Pardes’ business and/or other risks and uncertainties, including those included under the header “Risk Factors” in the registration statement on Form S-4 filed by FS Development Corp. II with the SEC and those included under the header “Risk Factors” in the final prospectus of FS Development Corp. II related to its initial public offering. Most of these factors are outside of FS Development Corp. II’s and Pardes’ control and are difficult to predict. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

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